UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41425

Golden Sun Education Group Limited

Profit Huiyin Square North Building,

Huashan 2018, Unit 1001,

Xuhui District, Shanghai, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Resignation and Appointment of Independent Director

Mr. Jin’an Li, an independent director of Golden Sun Education Group Limited (the “Company”), notified the Company of his resignation from the board of directors of the Company (“Board”) on July 20, 2023, effective immediately.

On July 20, 2023, the Board appointed Mr. Yidong Hao as an independent director, and a member of each of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee, as well as the chairperson of the Corporate Governance and Nominating Committee, to fill the vacancy created by the departure of Mr. Jin’an Li.

Mr. Hao has served as the Financial Director of Haomu (Shanghai) Energy Conservation Technology Co., Ltd, since Jun 2017, and served as the Financial Director of Shanghai Huayuan Magnetic Industry Co., Ltd from Feb 2015 to Jun 2017. Mr. Hao graduated from Nankai University in China in 1997, majoring in accounting, and received his master’s degree in Software Engineering from Fudan University in China in 2015.

Mr. Hao does not have a family relationship with any director or executive officer of the Company and has not been involved in any transactions with the Company during the past two years that requires disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Golden Sun Education Group Limited

Date: July 25, 2023	By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

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